CUSIP No. 1588 28 10 3
                                   Schedule 13D
                                   Amendment No. 2

                        UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                       SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                    (Amendment No. 2)

                    CHANCELLOR CORPORATION
                      (Name of Issuer)

               Common Stock, $0.01 par value per share
                   (Title of Class of Securities)

                         1588 28 10 3
                        (CUSIP Number)

Brian M. Adley, Chairman of Vestex Corporation, 12 Waltham Street, Lexington,
  MA 02173 (617) 861-0777
Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                           December 3, 1996
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box /   /.

Check the following box if a fee is being paid with the statement /
/. (A fee is not required only if the reporting persons (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13(d)-1(a) for other parties to whom copies are to be sent.

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person:  Brian M. Adley
     SS or IRS Identification Number of the Above Person:

2.   Check the Appropriate Box if a Member of a Group:   (a) /   /
                                                         (b) /   /

3.   SEC Use Only

4.   Source of Funds:  OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):    /   /

6.   Citizenship or Place of Organization:  United States

7.   Sole Voting Power:  6,675,000 shares

8.   Shared Voting Power:  0 shares

9.   Sole Dispositive Power: 6,675,000 shares

10.  Shared Dispositive Power:  0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     6,675,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares              /   /

13.  Percent of Class Represented by Amount in Row (11):  65.6%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person:  Vestex Corporation
     SS or IRS Identification Number of the Above Person:  04-3244860

2.   Check the Appropriate Box if a Member of a Group:   (a) /   /
                                                         (b) /   /

3.   SEC Use Only

4.   Source of Funds:  NA

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):    /   /

6.   Citizenship or Place of Organization:  Massachusetts

7.   Sole Voting Power:  0 shares

8.   Shared Voting Power:  0 shares

9.   Sole Dispositive Power:  0 shares

10.  Shared Dispositive Power:  0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares              /   /

13.  Percent of Class Represented by Amount in Row (11):  0%

14.  Type of Reporting Person:  CO

1.   Name of Reporting Person:  Vestex Capital Corporation
     SS or IRS Identification Number of the Above Person:  04-3303651

2.   Check the Appropriate Box if a Member of a Group: (a) /   /
                                                       (b) /X/

3.    SEC Use Only

4.    Source of Funds:  BK

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e):    /   /

6.    Citizenship or Place of Organization:  Massachusetts

7.    Sole Voting Power:  6,600,000 shares

8.    Shared Voting Power:  0 shares

9.    Sole Dispositive Power:  6,600,000 shares

10.   Shared Dispositive Power:  0 shares

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:  6,600,000 shares

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares           /   /

13.   Percent of Class Represented by Amount in Row (11):  65.1%

14.   Type of Reporting Person:  CO

     The joint statement of Brian M. Adley ("Adley") and Vestex Corporation ("VC") on Schedule 13D dated August 7, 1995, which relates to the common stock, par value $.01 per share ("Common Stock"), of Chancellor Corporation (the "Issuer"), whose principal executive offices are located at 745 Atlantic Avenue, Boston, Massachusetts 02111, is hereby joined by Vestex Capital Corporation ("Vestex," and collectively with Adley and VC, hereinafter the "Purchaser"), as amended and supplemented on August 19, 1996 by Amendment No. 1, is hereby further amended and supplemented as follows:

Item 4.  Purpose of Transaction.

          The following is added immediately preceding the final paragraph of Item 4:

     On November 26, 1996, but subject to certain conditions which were fulfilled on December 3, 1996, the Issuer's Board of Directors unanimously adopted resolutions accepting the resignations submitted by Messrs. Dayton, Killilea and Morison as directors and Mr. Morison's resignation as an officer and approving the termination of the Long-Term Voting Agreement, other than Section 1.5 of such Long-Term Voting Agreement which relates to indemnification of directors. As a condition to the resignation of certain directors, Vestex agreed to waive certain rights attaching to the Series AA Preferred Stock (the "Preferred") as described more fully in the waiver attached hereto as Exhibit 1. The remaining conditions for resignation are described more fully in the agreement attached hereto as Exhibit 2.

     Also on November 26, 1996, but subject to certain conditions which were fulfilled on December 3, 1996, a transition occurred in the management and Board of Directors of the Issuer to a group led by Vestex and Adley. This transition is an outgrowth of fundamental differences related to the form, amount, and acceptable dilutive effect of the Issuer's equity capital raising efforts, operations, and other issues. The Issuer's largest shareholder, Vestex, as represented by Adley on the Company's Board of Directors, has advocated one course of action while Stephen G. Morison, the Issuer's Chief Executive Officer and Vice Chairman of the Board, and certain other members of the Board have advocated another course of action. The Issuer's Board of Directors determined that the differences were not amenable to compromise between the differing parties and represented a major disruption to the governance of the Issuer.

     As a result of the termination of the Long-Term Voting Agreement, all directors of the Issuer are now subject to election by plurality vote of the holders of the Issuer's Common Stock and Series AA Preferred Stock, voting together as a single class. Vestex, whose stock ownership entitles it to cast a majority of the votes which may be cast by all stockholders, has sufficient voting power to elect the entire Board. The sole remaining incumbent director, Mr. Adley, whose term of office expires at the 1997 Annual Meeting, has nominated the following four designees of Vestex as directors, to serve until the Annual Meetings set forth below opposite their respective names:

          Name                    Annual Meeting

          Walter Huskins              1998
          Ernest Rolls                1999
          Rudy Peselman               2000
          Michael Marchese            2001

     Mr. Adley also nominated Gerald Brauser as a director. However, Mr. Brauser has indicated that he will be unable to serve in such capacity. Mr. Huskins has indicated that he will be unable to serve as a director at this time, but expects to be able to serve should he be renominated at the next annual meeting of stockholders. On December 30, 1996, Mr. Adley was elected Chairman of the Board and Mr. Rolls was elected Vice-Chairman of the Board. Three Board seats currently remain unfilled.

     Concurrently with the resignations of Messrs. Morison, Killilea, and Dayton, Vestex has advanced $500,000 to the Issuer for one year at 2% above prime rate in return for a promissory note in the form attached hereto as
Exhibit 3. Vestex has agreed to subordinate this $500,000 debt to certain debts owed by the Issuer to members of the Issuer's interlender group (the "Lender Debt"). As consideration for such subordination, the interlender group has agreed to transfer to Vestex certain warrants to purchase shares of the common capital stock of the Issuer, at such time as all of the Lender Debt is repaid. These warrants are more fully described in the Issuer's Annual Report filed with the SEC on Form 10-K for the Fiscal year ended December 31, 1995, with which the form of warrant was filed as Exhibit 10(q). The agreement between Vestex and the interlender group will be filed as an amendment to this Schedule 13D upon completion of a fully-executed written agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The following is added to the end of Item 6:

     As described hereinabove under Item 4, effective November 26, 1996 the Issuer's Board of Directors unanimously adopted resolutions approving the termination of the Long-Term Voting Agreement, other than Section 1.5 of such Long-Term Voting Agreement which relates to indemnification of directors.

Item 7.  Material to be Filed as Exhibits.

     The following documents are hereby filed as Exhibits to this Amendment No. 2 and are hereby incorporated by reference:

Exhibit     Description

1.          Form of Waiver by Vestex of Certain Rights Attached to Preferred.

2.          Form of Conditional Resignation Agreement of Directors.

3. Form of Promissory Note of the Issuer with respect to $500,000 advanced to the Issuer by Vestex, as described in Item 4.

                               Signatures

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned each hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1996                   /s/Brian M. Adley
                                           Brian M. Adley

                                           VESTEX CAPITAL CORPORATION

Dated: December 31, 1996                   By: /s/Brian M. Adley
                                               Brian M. Adley, Chairman

                                           VESTEX CORPORATION

Dated: December 31, 1996                   By: /s/Brian M. Adley
                                               Brian M. Adley, Chairman

                           Exhibit 1

                            WAIVER

     The undersigned, as sole record and beneficial holder of all of the outstanding shares of the Series AA Preferred Stock ("Preferred") of Chancellor Corporation ("Chancellor"), in satisfaction of one of the conditions to the resignation of Bruce M. Dayton and Thomas W. Killilea as directors of Chancellor, hereby waives, on behalf of itself and all subsequent holders of such Preferred, all right to receive any amount which the undersigned, as holder of Preferred, would otherwise be entitled to receive as a liquidation preference pursuant to Section 2 of the resolutions which define the rights, preferences, powers and privileges of Preferred, to the extent that the amount of such liquidation preference per share would exceed the amount of liquidation proceeds per share to be received by holders of the Company's Common Stock, in the event that Vestex Corporation or Vestex Capital Corporation commences the liquidation of Chancellor prior to November 26, 1997 and agrees, in such event, to receive only an amount of liquidation proceeds per share of Preferred which is equal to the amount of liquidation proceeds per share to be received by holders of Chancellor's Common Stock.

     EXECUTED as of the 26th day of November, 1996.

                                               VESTEX CAPITAL CORPORATION



                                                By:__________________________
                                                Its:_________________________

                              Exhibit 2

                  CONDITIONAL RESIGNATION OF DIRECTORS

     WHEREAS, the purpose of this Agreement is to assist the transition of the management and Board of Directors of Chancellor Corporation (the "Company") to a group led by Vestex Capital Corporation. This Agreement is an outgrowth of fundamental differences related to the form, amount, and acceptable dilutive effect of the Company's capital raising efforts; operations; and other issues. The Company's largest shareholder, Vestex Capital Corporation as represented by Brian M. Adley on the Company's Board of Directors, has advocated one course of action while Mr. Morison, the Company's Chief Executive Officer and Vice Chairman of the Board, and certain other members of the Board have advocated another course of action. The Company's Board of Directors has determined that the differences are not amenable to compromise between the differing parties and represent a major disruption to the governance of the Company. The Board has therefore agreed to transfer control of the Board of Directors to Vestex Capital Corporation.

     Therefore Messrs. Dayton, Killilea and Morison agree to resign based on representations made by Mr. Adley and recounted below and effective if all of the conditions listed below are met no later than Monday, November 25, 1996.

                           REPRESENTATIONS

Mr. Adley represents:

a) he and his investor group have no intention to liquidate the Company or seek protection under the bankruptcy laws of the United States or any similar state proceeding;

b) he and his investor group are aware that the Company's projections indicate that the Company requires cash capital in excess of the $500,000 debt capital already committed in order to continue as a going concern;

c) there are investor groups with the financial ability and intent to invest (or cause to be invested) $2,500,000 to $12,500,000 in Chancellor, all subject to due diligence, all as more fully described in the Financial Overview Plan dated November 1, 1996 and presented to the Board by Mr. Adley on November 6, 1996;

d) he and his investor group are aware of the Company's commitment to maintain D&O insurance covering Messrs. Dayton, Killilea and Morison at current levels for at least two years subsequent to the effective date of the resignations of Messrs. Dayton, Killilea and Morison and will exercise best efforts to ensure that the Company retains such coverage;

e) he and his investor group intend to carry out the summary plan presented to the Board on November 6, 1996 in a document entitled "Chancellor Corporation:
A Brighter Future."

f) he and his investor group intend that the business of the Company and its subsidiaries will continue to be conducted in the ordinary and usual course of its business with such changes as are determined by the Board of Directors of the Company;

g) he and his investor group intend to preserve the goodwill of the Company and to allow the Company to maintain and expand the valuable business relationships established by it;

h) he and his investor group intend to continue the Company's efforts to expand its business under its current corporate name;

i) he and his investor group understand the importance and desirability of maintaining an active public trading market for the Company's stock;

j) he and his investors have no present intention of taking the Company private;

k) Mr. John J. Powell has accepted the position as interim President and Chief Executive Officer of the Company subject to the resignations of Messrs. Dayton, Killilea and Morison from all positions as company officers and directors; and

l) Messrs. Walter Huskins, Ernest Rolls, Gerald Brauser, and Rudy Peselman have accepted positions on the Board of Directors subject to the resignations of Messrs. Dayton, Killilea, and Morison from all positions as Company officers and directors.

                                   CONDITIONS

Messrs. Dayton, Killilea, and Morison agree to resign as Directors effective immediately upon the occurrence of all of the following:

a) the resignation of Mr. Morison as an officer, subject to the terms of his employment agreement, as amended. (In Board discussions regarding the payment of severance stated in the employment agreement, Messs. Dayton and Killilea supported the payment of severance and Mr. Adley dissented);

b) Vestex Capital has executed a waiver of the liquidation preference for one year in the event Vestex directly or indirectly commences the liquidation of the Company;

c) the approval of a severance plan by the Board for vice presidents and other employees, with Mr. Adley dissenting as to the continuation of a plan for vice presidents;

d) identification of individuals immediately willing to serve as chief executive officer and as members of the Board of Directors in order to provide continuity of corporate governance;

e) receipt by the Board of $500,000 of debt capital with a maturity in excess of one year subject to a loan agreement approved by the Board;

f) the Company's lender group waives covenants related to Mr. Morison's continued employment and the prohibition of additional debt;

g) such other due diligence that the Board may require in carrying out its responsibilities and specifically its duty of loyalty to the Company;

h) the Company indemnifies Messrs. Dayton, Killilea and Morison against any liability arising from the change of control of the Company contemplated by this and related agreements; and

i) the dissolution of the provisions of the Voting Agreement dated April 11, 1996 (except for section 1.5).

Signed:  Thomas W. Killilea               Signed:  Brian M. Adley

________________________________          __________________________________
Thomas W. Killilea, Director              Brian M. Adley as Director and for
                                          Vestex Capital Corp.

Signed:  Bruce M. Dayton

_________________________________
Bruce M. Dayton, Director

Signed:  Stephen G. Morison

_________________________________
Stephen G. Morison, Director

                                   Exhibit 3

                                     NOTE

$500,000                                         November 26, 1996
                                                 Boston, Massachusetts

FOR VALUE RECEIVED, the undersigned, CHANCELLOR CORPORATION, a Massachusetts corporation (the "Borrower") HEREBY PROMISES TO PAY to the order of VESTEX CAPITAL CORPORATION at its principal offices as 12 Waltham Street, Lexington, Massachusetts, the principal amount of Five hundred thousand dollars ($500,000) and accrued interest, in lawful money of the United States and in immediately available funds on November 26, 1997.

Interest shall accrue from the date of this Note (computed on the basis of a year of 365 days for the actual number of days elapsed) at a rate per annum equal to two percent (2.00%) above the Prime Rate in effect on the last day of the month, such interest being payable on the first day of each month commencing on December 1, 1996. Any amount of principal hereof that is not paid when due at stated maturity shall bear interest from the date when due until said principal amount is paid in full, payable on demand, at a rate per annum equal at all times to eighteen percent (18%).

This Note shall be governed by the laws of the Commonwealth of Massachusetts.

                                         CHANCELLOR CORPORATION

                                         By:___________________________
                                            Vice President